FOR THE PERIOD ENDED JANUARY 31, 2003

FIRST QUARTER REPORT 2003

I am pleased to present BMO Financial Group’s
First Quarter 2003 Report to Shareholders.

TONY COMPER, CHAIRMAN AND CHIEF EXECUTIVE OFFICER

FEBRUARY 25, 2003

FINANCIAL HIGHLIGHTS

(Canadian $ in millions except as noted)	For the three months ended

	January 31,	October 31,	July 31,	April 30,	January 31,	Change from
	2003	2002	2002	2002	2002	January 31, 2002

Income Statement Highlights
Total revenue (teb) (a)	$2,318	$2,289	$2,143	$2,222	$2,205	5.1%
Provision for credit losses	150	160	160	320	180	(16.6)
Non-interest expense	1,573	1,604	1,488	1,476	1,462	7.5
Net income	399	398	346	301	372	7.1

Common Share Data ($) (b)
Diluted earnings per share	$0.75	$0.75	$0.65	$0.57	$0.71	$0.04
— excluding non-recurring items	0.75	0.80	0.68	0.57	0.71	0.04
Diluted cash earnings per share	0.79	0.79	0.70	0.59	0.75	0.04
— excluding non-recurring items	0.79	0.85	0.72	0.59	0.75	0.04
Dividends declared per share	0.33	0.30	0.30	0.30	0.30	0.03
Book value per share	21.32	21.07	20.74	20.29	20.11	1.21
Closing share price	41.30	38.10	35.26	37.68	36.00	5.30
Total market value of common shares ($ billions)	20.4	18.8	17.3	18.5	17.6	2.8

	As at

	January 31,	October 31,	July 31,	April 30,	January 31,	Change from
	2003	2002	2002	2002	2002	January 31, 2002

Balance Sheet Highlights
Assets	$254,606	$252,864	$250,113	$240,008	$239,440	6.3%
Net loans and acceptances	148,770	149,596	145,763	145,796	143,555	3.6
Deposits	162,655	161,838	159,200	160,359	154,758	5.1
Common shareholders’ equity	10,552	10,377	10,199	9,957	9,851	7.1

	For the three months ended

	January 31,	October 31,	July 31,	April 30,	January 31,
	2003	2002	2002	2002	2002

Primary Financial Measures (%) (b) (c)
Average annual five year total shareholder return	7.5	7.9	7.4	11.6	12.5
Diluted earnings per share growth	5.6	+100	(21.7)	(48.2)	(2.7)
— excluding non-recurring items	5.6	+100	(18.1)	(25.0)	1.4
Diluted cash earnings per share growth	5.3	+100	(20.5)	(48.7)	(2.6)
— excluding non-recurring items	5.3	+100	(18.2)	(26.3)	0.0
Return on equity	14.3	14.6	12.9	11.6	14.5
— excluding non-recurring items	14.3	15.5	13.5	11.6	14.5
Cash return on equity	15.1	15.4	13.8	12.2	15.2
— excluding non-recurring items	15.1	16.4	14.4	12.2	15.2
Net economic profit (NEP) growth	6.7	+100	(54.6)	(88.2)	(21.4)
Revenue growth	5.1	17.3	(4.1)	(10.5)	0.6
— excluding non-recurring items	5.1	7.5	(4.1)	1.2	2.6
Non-interest expense-to-revenue ratio	67.9	70.1	69.4	66.4	66.3
— excluding non-recurring items	67.9	68.3	68.4	66.4	66.3
Cash non-interest expense-to-revenue ratio	66.6	68.8	68.1	65.7	65.6
— excluding non-recurring items	66.6	67.1	67.1	65.7	65.6
Provision for credit losses-to-average loans and acceptances	0.39	0.43	0.44	0.87	0.49
— excluding non-recurring items	0.39	0.43	0.44	0.87	0.49
Gross impaired loans and acceptances-to-equity and allowance for credit losses	14.66	15.16	13.55	14.19	14.64
Cash and securities-to-total assets ratio	25.4	24.9	24.2	26.0	25.2
Tier 1 capital ratio	9.05	8.80	8.72	8.61	8.87
Credit rating	AA–	AA–	AA–	AA–	AA–

Other Financial Ratios (% except as noted) (b) (c)
Twelve month total shareholder return	18.4	16.2	(11.0)	10.4	(9.3)
Dividend yield	3.2	3.1	3.4	3.2	3.3
Price-to-earnings ratio (times)	14.9	14.0	18.0	17.5	13.3
Market-to-book value (times)	1.94	1.81	1.70	1.86	1.79
Net economic profit ($ millions)	122	127	84	42	115
Return on average assets	0.61	0.62	0.55	0.51	0.60
— excluding non-recurring items	0.61	0.66	0.58	0.51	0.60
Net interest margin	1.94	1.92	1.95	2.02	2.07
Non-interest revenue-to-total revenue	45.2	46.3	43.2	46.0	41.6
— excluding non-recurring items	45.2	46.3	43.2	46.0	41.6
Non-interest expense growth	7.5	10.7	4.7	5.2	4.6
— excluding non-recurring items	7.5	7.9	3.1	5.2	4.6
Total capital ratio	12.49	12.23	12.25	12.48	12.93
Tier 1 capital ratio — U.S. basis	8.57	8.32	8.30	7.76	8.32
Equity-to-assets ratio	5.4	5.3	5.3	5.4	5.4

All ratios in this report are based on unrounded numbers.
(a)	Refer to footnote 1 on page 1.
(b)	Refer to footnote 1 on page 1.
(c)	For the period ended, or as at, as appropriate.

OVERVIEW

Year-over-Year Operating Highlights

•	Net income of $399 million, up 7 per cent

•	EPS of $0.75, up 6 per cent, and cash EPS[1] of $0.79

•	ROE of 14.3 per cent, cash ROE[1] of 15.1 per cent

•	Personal and business banking revenue growth outstrips expense growth in Canada and the U.S. as solid 18 per cent growth in net income drives increased BMO earnings

•	Investment banking and wealth management businesses earnings hold steady in continued challenging operating environments

•	Provision for credit losses declines $30 million to $150 million; expected annual provision lowered to at or below $700 million versus 2003 target of at or below $820 million

•	Revenue growth of 5 per cent lags expense growth of 8 per cent; excluding acquired businesses, revenue and expenses rise 2 per cent

•	Productivity ratio increases to 67.9 per cent from 66.3 per cent a year ago; improves from 70.1 per cent in Q4 (from 68.3 per cent excluding non-recurring items)

•	Strong Tier 1 Capital Ratio of 9.05 per cent, up from 8.80 per cent in Q4

•	Dividend payout goal increased to between 35 and 45 per cent of net income, underscoring BMO’s commitment to shareholder value

•	Dividends per common share increase for 11th straight year

BMO Financial Group reported net income of $399 million and EPS of $0.75 for its first quarter ended January 31, 2003, compared with net income of $372 million and EPS of $0.71 in the first quarter of last year. Cash earnings, which reflect the add-back of the amortization of intangible assets, were $421 million and cash EPS was $0.79. There were no non-recurring items for reporting purposes in the quarter.

     “Fiscal 2003 is off to a reasonable start,” said Tony Comper, Chairman and Chief Executive Officer, BMO Financial Group on the release of results on February 25, 2003. “Solid growth in personal and commercial banking volumes in both Canada and the U.S. continue to drive our performance. Our investment banking and wealth management groups are managing their businesses effectively within the constraints of the challenging market environment, as evidenced by their stable year-over-year performances. In this context, BMO’s improved performance from a year ago is encouraging. We have achieved growth while at the same time continuing to build a foundation for the eventual return of sustained strength in the economy and stability in equity markets.”

     BMO shareholders earned a return of 9.2 per cent on their investment in common shares in the first quarter. The total shareholder return for the past twelve months of 18.4 per cent was the best of Canada’s with the six-bank average of 1.6 per cent and the TSX Composite Total Return of negative 12.5 per cent.

     Net income rose $27 million from a year ago, driven by higher revenue and a lower provision for credit losses, partially offset by increased expenses. The $113 million revenue increase was only modestly above the expense increase, partially due to the results of acquired businesses.

     Revenue rose five per cent from the prior year, driven by volume growth in Personal and Commercial Client Group, acquired businesses in Private Client Group, and improved mergers and acquisitions and underwriting fees in Investment Banking Group. These increases were mitigated by narrowing margins improved per-resulting from the maturity of higher yielding assets in our capital markets businesses and lower corporate lending volumes that reduced net interest earnings in Investment Banking Group.

Financial Highlights

Reported ($ millions, except per share data and as noted)	Q1-2003	Increase/(Decrease) vs. Q1-2002		Increase/(Decrease) vs. Q4-2002

Revenues (teb)[1]	2,318	113	5%	29	1%
Provision for credit losses	150	(30)	(17)%	(10)	(6)%
Non-interest expenses	1,573	111	8%	(31)	(2)%
Income taxes (teb)	180	5	3%	70	62%
Net income	399	27	7%	1	–
Return on equity	14.3%		(0.2)%		(0.3)%
Cash return on equity	15.1%		(0.1)%		(0.3)%
Earnings per share — diluted($)	$0.75	$0.04	6%	—	—
Cash earnings per share — diluted($)	$0.79	$0.04	5%	—	—

Excluding non-recurring items[1]

Revenues (teb)	2,318	113	5%	29	1%
Provision for credit losses	150	(30)	(17)%	(10)	(6)%
Non-interest expenses	1,573	111	8%	8	1%
Income taxes (teb)	180	5	3%	56	44%
Net income	399	27	7%	(24)	(6)%
Return on equity	14.3%		(0.2)%		(1.2)%
Cash return on equity	15.1%		(0.1)%		(1.3)%
Earnings per share — diluted($)	$0.75	$0.04	6%	$(0.05)	(6)%
Cash earnings per share — diluted($)	$0.79	$0.04	5%	$(0.06)	(7)%

1	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results and results excluding non-recurring items are outlined in the “Effects of Non-Recurring Items” section on page 6. The section also comments on the use of these measures. The adjustment that changes GAAP revenue to its taxable equivalent basis is discussed in the “Revenue” section on page 4.

All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise.

BMO FINANCIAL GROUP FIRST QUARTER REPORT 2003    1

OVERVIEW

     Expenses rose eight per cent year-over-year, driven by acquired wealth management businesses, higher benefits costs, including pension costs, and higher stock-based compensation costs.

     The expense-to-revenue ratio was 67.9 per cent, up from 66.3 per cent a year ago but improved from the fourth quarter’s ratio of 70.1 per cent (68.3 per cent excluding non-recurring items). Acquired businesses increased revenues in the quarter by $68 million year-over-year and expenses by $84 million. Excluding the effect of those businesses, the expense-to-revenue ratio was 66.2 per cent, just below the ratio of a year ago.

     The provision for credit losses was $150 million, down from $180 million a year ago. Gross impaired loans decreased from the fourth quarter as new impaired loan classifications totalled $307 million, down $155 million from the immediately preceding quarter and broadly in line with expectations at this point in the credit cycle. Exposures to industry groups that are currently more economically sensitive, such as communications and power and power generation, continue to represent a small part of BMO’s loan industries, as in other sectors, is considered to be adequate. Management now estimates that the annual provision for credit losses will be at or below $700 million for 2003, better than management’s which had been established following the fourth quarter.

     Revenue from U.S. based businesses totalled $705 million, representing 30 per cent of total revenue, compared with 31 per cent a year ago. The current quarter’s ratio benefited from the wealth management acquisitions of the past year. Earnings sourced in the United States represented 17 per cent of net income, compared with 30 per cent a year ago. Improved first quarter performance from our Canadian operations relative to the U.S., and a strengthening Canadian dollar contributed to the decline. The decline was also attributable to investment banking and wealth management operations in the United States where geopolitical uncertainties have affected client transaction volumes, and the maturing of higher yielding assets has narrowed spreads. Non-cash amortization costs of acquired U.S. wealth management businesses also affected the comparative ratios.

     Relative to the fourth quarter, net income was unchanged on a GAAP basis but declined $24 million or six per cent after excluding the fourth quarter’s $39 million ($25 million after tax) of non-recurring acquisition-related costs. Improved revenues and a lower provision for credit losses were more than offset by a higher provision for income taxes. Expenses rose modestly in the current quarter.

     Effective this quarter, certain enhancements have been reflected in funds transfer pricing related to Harris Bank businesses. Harris Bank has implemented a new instrument-level matched-maturity funds transfer pricing system that incorporates industry best practices. Concurrently, certain Harris Bank portfolios that were used to manage interest rate risk have been transferred from operating groups to Corporate Support. The new system and portfolio transfers shift structural interest rate risk from the business units to the Corporate Support unit. Refinements to BMO’s funding and cost allocations have also been implemented. All of these enhancements have been applied retroactively and segmented results for prior periods reflect the reclassifications. Note 7 to the attached unaudited interim consolidated financial statements outlines the reclassifications affecting prior period results.

Operating Group Net Income

Reported ($ millions, except as noted)	Q1-2003	Increase/(Decrease) vs. Q1-2002		Increase/(Decrease) vs. Q4-2002

Personal and Commercial Client Group	225	35	18%	10	4%
Private Client Group	34	–	(1)%	28	+100%
Investment Banking Group	185	(1)	–	34	23%
Corporate Support, including Technology and Solutions	(45)	(7)	(21)%	(71)	(+100)%

BMO Financial Group	399	27	7%	1	–

Excluding non-recurring items (See “Effects of Non-Recurring Items” table on page 6)

Personal and Commercial Client Group	225	35	18%	10	4%
Private Client Group	34	–	(1)%	3	10%
Investment Banking Group	185	(1)	–	34	23%
Corporate Support, including Technology and Solutions	(45)	(7)	(21)%	(71)	(+100)%

BMO Financial Group	399	27	7%	(24)	(6)%

Annual Targets for 2003, Excluding Non-Recurring Items		Performance to January 31, 2003

•	Achieve EPS growth of 10 to 15 per cent.	6 per cent growth from $0.71 to $0.75
•	Achieve an ROE of 14 to 15 per cent.	14.3 per cent annualized
•	Maintain an annual provision for credit losses at or below the 2002 level ($820 million).	$150 million for the quarter
•	Management now estimates that the annual provision will be at or below $700 million.
•	Maintain a Tier 1 capital ratio of at least 8.0 per cent.	9.05 per cent

2    BMO FINANCIAL GROUP FIRST QUARTER REPORT 2003

2003 Earnings Outlook Unchanged

BMO continues to anticipate achieving its annual targets for fiscal 2003, notwithstanding somewhat slower economic growth than previously expected. Expectations of improved provisions for credit losses should compensate for the revised economic outlook. After expanding an estimated 3.3 per cent in 2002, Canadian real GDP is now anticipated to grow 3.5 per cent in 2003, down from our year-end estimate of 3.8 per cent. Following estimated growth of 2.4 per cent in 2002, U.S. real GDP is now expected to grow 2.8 per cent in 2003, down from our earlier estimate of 3.2 per cent. Growth in the U.S. economy remains uneven as geopolitical concerns continue to cast a shadow over business hiring and spending plans, resulting in weak commercial lending. However, resilient consumer spending, especially on big-ticket items such as homes and autos, continues to support growth in mortgage and personal lending. Activity in equity markets remains depressed as investors await the resolution of geopolitical issues. An early and decisive resolution may result in economic activity strengthening and capital markets activity improving.

Note on Performance Analysis

Management and certain other observers believe that performance analysis is enhanced by analyzing results excluding non-recurring items. In addition, cash-based earnings measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also provided because analysts frequently focus on these measures and cash EPS is used by Thomson First Call, which tracks third-party earnings forecast estimates that are frequently reported in the media. The foregoing adjustments and their effects on our results are outlined in the “Effects of Non-Recurring Items” table. Securities regulators require that corporations caution readers that earnings as adjusted for such items do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal.

Management’s Responsibility for Financial Information

A rigorous and comprehensive financial governance framework is in place at BMO and its subsidiaries at both the management and board levels. Each year, BMO’s Annual Report contains a statement signed by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) outlining management’s responsibility for financial information contained in the report. BMO also filed certifications, signed by the CEO and CFO, with the Securities and Exchange Commission (SEC) in the United States on January 24, 2003 when it filed its Annual Report and other continuous disclosure documents. In those filings, BMO’s CEO and CFO certified, as required by U.S. law, the appropriateness of BMO’s financial disclosures in the Annual Report and the effectiveness of controls and procedures over those disclosures. Our CEO and CFO will voluntarily certify to the SEC the appropriateness of our financial disclosures in this document, including the attached unaudited interim consolidated financial statements.

     As in prior quarters, BMO’s audit committee reviewed the attached unaudited consolidated financial statements and this news release, including Management’s Discussion and Analysis of Results of Operations and Financial Condition. BMO’s Board of Directors continues to approve these documents prior to their release.

     Management’s Discussion and Analysis of Results of Operations (MD&A) for the quarter is attached. A more comprehensive discussion of our businesses, strategies and objectives can be found in the MD&A in BMO’s 2002 Annual Report, which can be accessed on our web site, www.bmo.com/investorrelations. Readers are also encouraged to visit our web site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2003 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the results of or outlook for our operations or for the Canadian and U.S. economies.

     By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

     The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: global capital market activities; interest rate and currency value fluctuations; industry and worldwide economic and political conditions; regulatory and statutory developments; the effects of competition in the geographic and business areas in which we operate; management actions; and technological changes. We caution that the foregoing list of factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.

BMO FINANCIAL GROUP FIRST QUARTER REPORT 2003    3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (MD&A)

Operating Overview

Value Measures

Annualized ROE for the quarter was 14.3 per cent, in line with our annual target of 14 to 15 per cent.

     EPS of $0.75 rose six per cent from the first quarter a year ago. BMO is targeting 10 to 15 per cent EPS growth for the year.

     Net economic profit, which is explained on page 17 of the 2002 Annual Report, was $122 million, compared with $115 million in the first quarter of 2002.

     BMO shareholders earned a return of 9.2 per cent on their common shares in the first quarter. The total shareholder return (TSR) for the twelve months ended January 31, 2003 was 18.4 per cent, the best of Canada’s major banks. Our return compared favourably with the six-bank average return of 1.6 per cent and the TSX Composite Total Return of negative 12.5 per cent.

     BMO’s average annual TSR for the five-year period ended January 31, 2003 was 7.5 per cent, the fourth best of the six major banks. While this measure is considered our most important performance measure, performance on this measure is subject to start-date bias. The year 1998 was characterized by the announcements of proposed mergers, their subsequent non-approval and the so-called Asian liquidity crisis. Because BMO’s stock did not decline as much as some other banks late in 1998, BMO’s relative average five-year performance will suffer by the fourth quarter of this year as a result of that start date bias.

Net Income

Net income for the first quarter of 2003 was $399 million, an increase of $27 million or seven per cent from the first quarter of 2002. The improvement was largely attributable to a reduced provision for credit losses. Revenue rose modestly more than expenses and the tax rate was slightly lower in the current quarter.

     Net income was unchanged from the fourth quarter of 2002 but fell $24 million after adjusting for that quarter’s $39 million ($25 million after tax) of non-recurring acquisition-related costs. The reduction in net income was partly attributable to less favourable income taxes.

Revenue

BMO, like most banks, analyzes revenue on a taxable equivalent basis (teb). This basis includes a teb adjustment that increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to an equivalent amount that would attract tax at the statutory rate. The adjustments amounted to $39 million in the current quarter, up from $27 million a year ago and $24 million in the fourth quarter. This quarter, we refined our policies prospectively to include adjustments for common and certain additional preferred share dividend revenue, resulting in a $14 million increase in the teb adjustment.

     Revenue of $2,318 million increased $113 million or five per cent from the first quarter of last year. Revenue growth was favourably affected by the acquisitions of wealth management businesses over the last three quarters of 2002 and in the first quarter of 2003. After adjusting for the additive effect of these businesses, revenue increased $45 million or two per cent.

     Net interest income was $1,271 million, a decline of $17 million from the first quarter of last year. Average assets were up $13 billion from a year ago to $260 billion while net interest margins declined 13 basis points to 1.94 per cent. The reduction in net interest income was largely attributable to Investment Banking Group, as its net interest margins declined in capital markets businesses due to narrowing spreads resulting from the maturing of higher yielding assets, while lending volumes were also down. Personal and Commercial Client Group net interest income rose strongly as volumes were up in both Canada and the United States.

     Non-interest revenue increased $130 million from the prior year to $1,047 million. The increase was attributable to improved revenue from Private Client Group and Investment Banking Group. Private Client Group revenue growth was driven by acquired businesses. The additive effect of acquired businesses added $68 million to revenue growth, primarily in securities commissions and mutual fund revenues. Investment Banking Group benefited from improved equity origination and mergers and acquisitions activities and from higher securitization fees.

     Trading non-interest revenue improved by $14 million from a year ago but was down $5 million from the fourth quarter. Net investment securities gains and losses deteriorated by $26 million relative to each of the first and fourth quarters of last year, however this was more than offset by the $32 million ($25 million after-tax) gain recognized on TSX common shares received by BMO when the Toronto Stock Exchange undertook its IPO in the first quarter of this year. That gain, which was recorded in other non-interest income, was recognized equally by Investment Banking Group and Private Client Group. Overall, non-interest revenue declined $12 million from the fourth quarter of last year.

Non-Interest Expenses

Expenses of $1,573 million increased $111 million or eight per cent from the first quarter of last year. Excluding the additive effect of acquired businesses, expenses rose $26 million or two per cent. BMO’s pension costs rose $18 million from the first quarter of 2002, while the cost of our stock-based mid-term incentive programs (MTIP) rose $32 million. It is anticipated that pension costs for the full year will be approximately $70 million higher than in 2002, while the cost of our stock-based MTIP will also grow. The stock-based MTIP cost increase from the first quarter a year ago was unusually high because of relatively low expense in that quarter, and relatively high costs this quarter because of the superior performance of BMO’s common shares in the current period. Since the eventual cash compensation cost is affected by stock returns over a three-year period, the expense by quarter can be quite volatile. Performance-based compensation costs, which do not include stock-based compensation costs, declined slightly from a year ago. Excluding the foregoing, overall expenses were down year-over-year. Costs increased somewhat in Personal and Commercial Client Group due to higher benefits costs and higher performance-based compensation costs, but grew at a lower rate than revenues.

     The fourth quarter of 2002 included $39 million of non-recurring acquisition-related costs. Excluding those non-recurring items, expenses this quarter were $8 million higher than in the

4    BMO FINANCIAL GROUP FIRST QUARTER REPORT 2003

fourth quarter. While the current quarter reflected the increased pension and stock-based compensation costs, the fourth quarter was affected by approximately $50 million of severance costs. Performance-based compensation costs were unchanged from the fourth quarter.

     Commencing with the grants to employees in the first quarter of this year, common stock options are now recognized as compensation costs in the income statement, over the vesting period of the options. This compensation cost for 2003 is now estimated at approximately $3 million, somewhat lower than previously expected due primarily to granting fewer options than anticipated. However, as explained above, costs of BMO’s stock-based MTIP are expected to be significantly higher than in 2002, and were particularly high in the first quarter of 2003 relative to the first quarter a year ago.

     The expense-to-revenue ratio was 67.9 per cent, up from 66.3 per cent a year ago but down from 70.1 per cent in the fourth quarter (68.3 per cent excluding non-recurring items). Excluding the effect of acquired businesses, the expense ratio was consistent with a year ago.

Income Taxes

The provision for income taxes as a percentage of income improved from 31.1 per cent a year ago to 30.3 per cent due to lower statutory tax rates and higher tax benefits, partially offset by a lower proportion of earnings in low tax rate jurisdictions. We continue to expect that the effective income tax rate for 2003 will be 28 to 29 per cent, while the sustainable rate is estimated to be 30 to 31 per cent. The effective rate in the current quarter was higher than the expected rate for the year because of lower earnings in low tax-rate jurisdictions this quarter, relative to our expectations for the year.

     The provision for income taxes as a percentage of income in the fourth quarter of 2002 was 21.1 per cent, or 22.2 per cent excluding non-recurring items. The lower rate in the fourth quarter relative to the current quarter was primarily due to higher tax benefits and relatively higher earnings in low tax rate jurisdictions in the fourth quarter.

Balance Sheet

Total assets of $254.6 billion increased $1.7 billion from October 31, 2002. Higher securities balances and derivative-related amounts were only partially offset by lower cash resources. Cash resources decreased $4.5 billion, reflecting lower deposits with banks as maturing assets were not re-invested due to the flatter yield curve. They were instead re-deployed to trading assets.

     Securities rose $6.1 billion, driven by growth of $8.6 billion in trading securities. This increase was mainly due to $6.4 billion of growth in corporate debt and equity holdings due to market opportunities, and a $3.6 billion increase in equity holdings to satisfy new and existing equity swap businesses. Federal government securities in Canada and the United States rose by $1.9 billion. Investment securities decreased $2.5 billion to $18.7 billion, largely due to lower holdings of United States government securities, reflecting sales and maturing debt that was not replaced because of market conditions. Unrealized gains on investment securities increased $41 million from last year yearend to $362 million.

     Net loans and acceptances declined modestly due to lower securities purchased under resale agreements. The portfolio remains well diversified with minimal change in the geographic breakdown from October 31, 2002.

     Liabilities increased $1.6 billion from October 31, 2002. Deposits from individuals, which tend to be more stable, increased by $0.9 billion and accounted for 47 per cent of total deposits, up from 46 per cent at the end of 2002.

     Derivative-related liabilities rose $2.3 billion, while derivative-related assets rose $2.5 billion. Other liabilities declined $2.6 billion due to lower sundry payables.

Risk Management

The provision for credit losses totalled $150 million in the quarter, down from $180 million in the first quarter of last year and from $160 million in the fourth quarter. BMO now expects its annual provision for credit losses to be at or below $700 million for 2003, down from its target of no more than $820 million established following the fourth quarter of last year. A lower level of provisioning is now considered likely for 2003 based on the results of BMO’s ongoing review of its loan portfolios and the performance of the portfolios in the first quarter.

     Gross impaired loans totalled $2,282 million at the end of the quarter, up from $2,193 million a year ago but down from $2,337 million at the end of last year. Gross impaired loans were 1.51 per cent of gross loans and acceptances at the end of the quarter, unchanged from a year ago and down slightly from 1.54 per cent at the end of 2002. Gross impaired loans as a percentage of equity and allowance for credit losses rose marginally to 14.7 per cent from 14.6 per cent a year ago but improved from 15.2 per cent at the end of 2002.

     Impaired loans, after deduction of specific allowances for credit losses, totalled $1,515 million, compared with $1,350 million a year ago and $1,568 million at the end of last year. The general allowance for credit losses totalled $1,180 million and was unchanged from the prior year. It is maintained to cover any impairment in the loan portfolio that cannot yet be associated with specific loans.

     New impaired loan formations totalled $307 million in the quarter, down from $417 million a year ago and $462 million in the immediately preceding quarter. Formations are in line with expectations at this stage of the economic cycle.

     BMO sold $19 million of troubled loans for proceeds of $8 million during the quarter. Write-offs totalled $152 million in the quarter, up from $120 million in the first quarter of 2002 and $96 million in the fourth quarter.

     The net loans exposure to communications companies was approximately $2.5 billion or 1.6 per cent of total net loans and acceptances at the end of the quarter. We have recorded specific allowances for credit losses of $91 million on the $441 million of telecom and cable industry loans classified as impaired. The net loans exposure to power and power generation companies was approximately $1.0 billion or 0.7 per cent of total net loans and acceptances at the end of the quarter. We have recorded specific allowances for credit losses of $114 million on the $231 million of power and power generation industry loans classified as impaired. Exposures to the more economically troubled regions of the world remain limited.

BMO FINANCIAL GROUP FIRST QUARTER REPORT 2003    5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     The more stable consumer and commercial portfolios represent large proportions of the loan book, at 50 per cent and 24 per cent, respectively.

     BMO’s market risk and liquidity and funding management practices and key measures were outlined on pages 30 to 34 of the 2002 Annual Report. There have been no material changes to risk levels or practices in the quarter.

Capital Management

During the quarter, BMO announced a ten per cent increase in its quarterly common share dividend, raising it from $0.30 to $0.33. BMO has now increased its common share dividend for eleven straight years. BMO also announced that it was increasing its medium-term dividend payout goal to 35 to 45 per cent of net income available to common shareholders, from 30 to 40 per cent.

     The Tier 1 capital ratio improved to 9.05 per cent from 8.80 per cent at the end of last year.

Critical Accounting Policies

The notes to BMO’s October 31, 2002 audited consolidated financial statements outline our significant accounting policies. In addition, Note 2 to the attached January 31, 2003 unaudited interim consolidated financial statements provides details of changes to significant accounting policies since October 31, 2002. Note 7 to the statements provides details on the reclassifications of prior period segmented results for process changes effected this year. Page 25 of the 2002 Annual Report contains a discussion of certain accounting policies that are considered particularly important, as they require management to make significant judgments, some of which may relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.

Credit Rating

BMO’s credit rating, as measured by a composite of Moody’s and Standard & Poor’s (S&P) senior debt ratings, remains unchanged at AA–, but with S&P and Moody’s maintaining a negative outlook.

Effects of Non-Recurring Items

Reported ($ millions, except per share data and as noted)	Q1-2003	Q1-2002	Q4-2002

Revenues (teb)	2,318	2,205	2,289
Provision for credit losses	150	180	160
Non-interest expenses	1,573	1,462	1,604
Income taxes (teb)	180	175	110
Non-controlling interest in subsidiaries	16	16	17
Net income	399	372	398
Amortization of intangibles	22	16	22
Cash net income	421	388	420
Return on equity	14.3%	14.5%	14.6%
Cash return on equity	15.1%	15.2%	15.4%
Earnings per share — diluted($)	$0.75	$0.71	$0.75
Cash earnings per share — diluted($)	$0.79	$0.75	$0.79
Non-interest expense-to-revenue ratio	67.9%	66.3%	70.1%

Non-recurring items	Operating group	Q1-2003	Q1-2002	Q4-2002

Decreased expenses
CSFBdirect acquisition-related costs	PCG	–	–	(39)
Income taxes thereon		–	–	(14)

Decreased net income		–	–	(25)

Excluding non-recurring items	Q1-2003	Q1-2002	Q4-2002

Revenues (teb)	2,318	2,205	2,289
Provision for credit losses	150	180	160
Non-interest expenses	1,573	1,462	1,565
Income taxes (teb)	180	175	124
Non-controlling interest in subsidiaries	16	16	17
Net income	399	372	423
Amortization of intangibles	22	16	22
Cash net income	421	388	445
Return on equity	14.3%	14.5%	15.5%
Cash return on equity	15.1%	15.2%	16.4%
Earnings per share — diluted($)	$0.75	$0.71	$0.80
Cash earnings per share — diluted($)	$0.79	$0.75	$0.85
Non-interest expense-to-revenue ratio	67.9%	66.3%	68.3%

Non-GAAP Measures

BMO’s results of operations periodically include non-recurring items. Such items are generally infrequent, material and quantifiable, and area not expected to recur in the near future. They are not considered to be appropriate inclusions in assessing ongoing operations. As a result, trend analysis is considered most relevant when non-recurring items are excluded from results. Acquisition-related costs were designated as non-recurring items in 2002 because they were material to Private Client Group’s results and may distort earnings trends.

     Management and certain other observers believe that performance analysis is enhanced by focusing on results excluding non-recurring items. Cash-based results may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. These adjustments and their effects are outlined above. However, securities regulators require that corporations caution readers that earnings as adjusted for such items do not have standardized meanings under GAAP and are and unlikely to be comparable to similar measures used by other companies. A more complete discussion of non-recurring items and cash measures is included on page 18 of our 2002 Annual Report.

6    BMO FINANCIAL GROUP FIRST QUARTER REPORT 2003

Review Of Operating Groups Performance

An analysis of financial results of each operating group is provided, together with some of their business achievements for the first quarter of 2003.

     Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect the transfers. Note 7 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses.

     During the first quarter, Harris Bank implemented a new instrument-level matched-maturity funds transfer pricing system. This enhancement is considered to incorporate industry best practices and shifts structural interest rate risk from the business units to the Corporate Support unit.

     Concurrently with the implementation of the new funds transfer pricing methodology, certain Harris Bank portfolios have been transferred from operating groups to Corporate Support. Refinements to BMO’s funding and cost allocations have also been implemented.

     All of the above enhancements have been implemented retroactively and prior period results of the operating groups and corporate support have been reclassified accordingly. Note 7 to the attached unaudited interim consolidated financial statements discloses the amounts of the reclassifications.

Operating Groups Summary Income Statements and Statistics for Q1-2003

				Corp. incl.
Reported ($ millions, except as noted)	P&C	PCG	IBG	Tech. & Sol.	BMO

Net interest income (teb)	833	138	371	(71)	1,271
Non-interest revenue	354	324	319	50	1,047

Total revenues (teb)	1,187	462	690	(21)	2,318
Provision for credit losses	76	1	59	14	150
Non-interest expense	762	414	365	32	1,573

Income before income taxes and non-controlling interest in subsidiaries	349	47	266	(67)	595
Income taxes (teb)	123	13	81	(37)	180
Non-controlling interest in subsidiaries	1	–	–	15	16

Net income Q1-2003	225	34	185	(45)	399

Net income Q4-2002	215	6	151	26	398

Net income Q1-2002	190	34	186	(38)	372

Excluding non-recurring items

Net income Q1-2003	225	34	185	(45)	399

Net income Q4-2002	215	31	151	26	423

Net income Q1-2002	190	34	186	(38)	372

Other statistics — reported

Net economic profit	119	1	48	nm	122
Return on equity	21.7%	7.5%	14.6%	nm	14.3%
Cash return on equity	22.4%	10.7%	14.6%	nm	15.1%
Average common equity	3,946	1,670	4,644	nm	10,494
Average assets ($ billions)	107.5	5.8	141.6	4.8	259.7
Full-time equivalent staff	19,720	5,858	2,174	6,634	34,386

nm — not meaningful

BMO FINANCIAL GROUP FIRST QUARTER REPORT 2003    7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Personal and Commercial Client Group

Reported ($ millions, except as noted)	Q1-2003	Increase/(Decrease) vs. Q1-2002		Increase/(Decrease) vs. Q4-2002

Net interest income (teb)	833	75	10%	17	2%
Non-interest revenue	354	6	2%	(15)	(4)%

Total revenues (teb)	1,187	81	7%	2	–
Provision for credit losses	76	5	7%	6	8%
Non-interest expense	762	31	4%	(5)	(1)%

Income before income taxes and non-controlling interest in subsidiaries	349	45	15%	1	–
Income taxes (teb)	123	9	8%	(8)	(7)%
Non-controlling interest in subsidiaries	1	1	+100%	(1)	(29)%

Net income	225	35	18%	10	4%

Return on equity	21.7%		2.6%		0.1%
Cash return on equity	22.4%		2.4%		–
Average net interest margin	3.07%		–		0.01%
Non-interest expense-to-revenue ratio	64.2%		(1.9)%		(0.5)%
Average assets	107,461	9,504	10%	1,733	2%

Results Overview

Personal and Commercial Client Group net income of $225 million was up 18 per cent from the first quarter last year. The year-over-year increase was driven by an improvement in the expense-to-revenue ratio to 64.2 per cent from 66.1 per cent, as revenue growth outstripped expense growth in both Canada and the U.S., while a lower tax rate also benefited current period results. These improvements were partially offset by a higher provision for credit losses associated with higher loans balances. The reclassifications discussed previously, and as detailed in Note 7 to the attached unaudited interim consolidated financial statements, have resulted in changes to the previously reported expense-to-revenue ratios.

     Revenue grew $81 million or seven per cent from a year ago as volumes rose in both Canadian and U.S. retail and business banking. Higher net interest margins in Canada also contributed to the improved revenue. Net interest margins in the U.S. declined as a result of the low-interest rate environment. Relative to the fourth quarter, revenue rose modestly as continued volume growth and improving margins in Canada were offset by lower securitization and other non-interest revenue.

     Non-interest expenses rose four per cent from a year ago due to higher performance-based compensation costs, higher employee benefits costs and spending on key strategic initiatives. Nonetheless, Canadian retail and business banking’s expense-to-revenue ratio improved to 61.1 per cent from 61.8 per cent a year ago. Overall expenses declined slightly from the fourth quarter, notwithstanding the higher employee benefits costs. Attentive expense management is enabling improved productivity ratios despite further investment in strategic initiatives.

     Net income from U.S. operations represented 10 per cent of total net income, compared with seven per cent a year ago and 13 per cent in the fourth quarter. The decline from the fourth quarter is primarily attributable to higher earnings in Canada in the current quarter and a small decline in U.S. earnings. Earnings in the United States fell as improved volumes were offset by the effects of spread compression and a write-down of mortgage servicing rights because of mortgage pre-payments in the low-rate environment.

Business Developments and Achievements

The Group’s objectives and outlook for fiscal 2003 and the environment in which it operates are outlined on page 37 of BMO’s 2002 Annual Report. Notable business developments and achievements in the first quarter in support of the Group’s 2003 objectives are listed below.

•	By the end of the first quarter, all branch, direct banking and support services units had been successfully converted to Pathway Connect, our fully integrated, state-of-the-art Windows 2000 sales and service technology platform. This new tool lets employees efficiently manage both personal and business customer information. Customer knowledge and decision support software that complements this new platform has also been implemented.

•	In Canada, most recent market share for the retail banking segment increased 28 basis points from the year before to 13.63 per cent. BMO continued to rank second in small business lending market share for business loans $5 million and below as our market share increased 64 basis points year-over-year to 19.44 per cent, based on most recently available data.

•	The Group achieved strong growth in Canada, where loans and acceptances, after adding back the effects of securitizations, increased $6.5 billion or eight per cent from the first quarter of 2002, and $1.1 billion from the fourth quarter. Retail and commercial deposits grew $3.6 billion or 11 per cent from a year ago and $1.1 billion from the fourth quarter.

•	In the U.S., loans grew US$2 billion or 27 per cent from the same quarter a year ago. The majority of the increase was attributable to mortgage and other consumer loan growth. Deposit growth continues to be strong, growing nine per cent or US$1.1 billion from last year.

•	Chicagoland Banking is on track to achieve its target of 13 new branches this year. Currently, Chicagoland Banking operates in 145 locations.

8    BMO FINANCIAL GROUP FIRST QUARTER REPORT 2003

Private Client Group

Reported ($ millions, except as noted)	Q1-2003	Increase/(Decrease) vs. Q1-2002		Increase/(Decrease) vs. Q4-2002

Revenues (teb)	462	81	21%	42	10%
Provision for credit losses	1	1	+100%	1	+100%
Non-interest expense	414	85	26%	1	–

Income before income taxes	47	(5)	(7)%	40	+100%
Income taxes (teb)	13	(5)	(17)%	12	100%

Net income	34	–	(1)%	28	+100%

Return on equity	7.5%		(4.9)%		6.6%
Cash return on equity	10.7%		(4.9)%		6.2%
Average net interest margin	9.45%		(0.62)%		–
Non-interest expense-to-revenue ratio	89.5%		3.0%		(8.6)%
Average assets	5,794	859	17%	(42)	(1)%

Excluding non-recurring items

Revenues (teb)	462	81	21%	42	10%
Non-interest expense	414	85	26%	40	11%
Net income	34	–	(1)%	3	10%

Return on equity	7.5%		(4.9)%		(0.3)%
Cash return on equity	10.7%		(4.9)%		(0.7)%
Non-interest expense-to-revenue ratio	89.5%		3.0%		0.8%

Results Overview

Private Client Group has completed four acquisitions since the first quarter of fiscal 2002. The results for the first quarter of 2003 include two months of activities of newly acquired myCFO Inc. Revenue and expense growth comparisons are affected by these acquisitions. Acquisition-related costs of $39 million ($25 million after tax) incurred in the fourth quarter of 2002 were classified as non-recurring items. The table above reflects results on a GAAP basis and on a basis that excludes non-recurring items. The following commentary addresses period-over-period variances excluding non-recurring items.

     Net income of $34 million was unchanged from a year ago, an encouraging result in the context of stagnant equity markets. Results benefited from the $16 million TSX gain ($13 million after tax), which offset the effects of a modest decline in client-trading volumes. The non-interest expense-to-revenue ratio increased from a year ago due to the amortization costs associated with businesses acquired subsequent to the year-ago period. Excluding acquired businesses, the non-interest expense-to-revenue ratio improved to 83.5 per cent from 86.5 per cent in the first quarter of last year. Excluding acquired businesses, net income increased by $9 million from a year ago, as the Group’s underlying businesses remained relatively stable despite challenging market conditions.

     Revenue increased $81 million or 21 per cent from the first quarter a year ago, due primarily to the $68 million additive effect of acquired businesses. Excluding acquisitions and the TSX gain, revenue declined $3 million in a challenging market environment. Relative to the fourth quarter, revenue rose $42 million or 10 per cent due to the TSX gain, revenues of myCFO and improved client-trading volumes.

     Non-interest expenses rose $85 million from the first quarter a year ago due to the $84 million additive effect of business acquisitions. Relative to the fourth quarter, expenses increased $40 million due to the inclusion of $10 million of myCFO expenses, higher employee benefits costs, and increased revenue-driven costs due to improved client-trading volumes.

     The net loss from U.S. operations was $12 million, compared with net income of $3 million a year ago. Results are reflective of continued investment in acquired businesses and acquisition-related amortization expenses. Cash net income from U.S. operations, which adjusts for the amortization of intangible assets, was $1 million for the reporting period, versus cash net income of $11 million in the first quarter of the prior year. Weak U.S. market conditions dampened client-trading activity and narrowed net interest margins, which affected revenues.

Business Developments and Achievements

The Group’s objectives and outlook for fiscal 2003 and the environment in which it operates are outlined on page 41 of BMO’s 2002 Annual Report. Notable business developments and achievements in the first quarter in support of the Group’s 2003 objectives are listed below.

•	Assets under management and administration and term investments increased $32 billion or 13 per cent year-over-year to $279 billion. Excluding acquisitions, assets of $240 billion declined by $7 billion or three per cent, whereas the TSX and S&P Composite indices declined by 14 per cent and underlying businesses remained relatively stable 23 per cent, respectively.

•	Guardian Group of Funds, acquired by the Group in 2001, reported net sales in the first three months of the fiscal year, whereas the industry experienced overall net redemptions.

•	BMO InvestorLine was selected for the second year running as top choice for RRSPs in the Globe and Mail’s 2003 ranking of 12 on-line brokers.

•	On January 17, 2003, the Group acquired Virginia-based Sullivan, Bruyette, Speros & Blayney Inc., a provider of comprehensive financial planning, portfolio management and tax services to high net worth individuals. The acquisition adds $800 million in assets under administration and provides entry into the highly desirable Washington, D.C. market.

BMO FINANCIAL GROUP FIRST QUARTER REPORT 2003    9

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Investment Banking Group

Reported ($ millions, except as noted)	Q1-2003	Increase/(Decrease) vs. Q1-2002		Increase/(Decrease) vs. Q4-2002

Revenues (teb)	690	(34)	(5)%	49	8%
Provision for credit losses	59	–	(1)%	2	3%
Non-interest expense	365	(6)	(2)%	–	–

Income before income taxes	266	(28)	(10)%	47	21%
Income taxes (teb)	81	(27)	(26)%	13	18%

Net income	185	(1)	–	34	23%

Return on equity	14.6%		1.4%		4.0%
Cash return on equity	14.6%		1.4%		4.0%
Average net interest margin	1.04%		(0.28)%		0.14%
Non-interest expense-to-revenue ratio	53.0%		1.7%		(3.9)%
Average assets	141,611	3,630	3%	3,150	2%

Results Overview

Net income for the quarter of $185 million declined $1 million from a year ago but rose sharply from the immediately preceding quarter, despite less than favourable market conditions. Notwithstanding that the challenging market conditions of 2002 have persisted into fiscal 2003, the Group remains well positioned for growth in North America and looks to benefit from any improvements in the market environment.

     Revenue was down five per cent year-over-year. Improved fee-based revenue from mergers and acquisitions and from equity origination activity was more than offset by lower net interest income. The interest rate environment was less favourable than a year ago, resulting in lower margins in capital markets businesses. Corporate lending volumes were also down due to an uncertain credit environment. The gain recognized on receipt of the TSX shares more than offset investment losses in the quarter.

     Relative to the fourth quarter, revenue rose eight per cent, primarily due to the favourable effect of a further interest rate cut in the United States that improved capital markets businesses. Equity origination revenues, mergers and acquisitions and securitization activities also rose, while client-driven trading activity declined.

     Non-interest expenses were reduced two per cent from a year ago and were unchanged from the fourth quarter, reflective of cost containment measures. Improvement in the Group’s non-interest expense-to-revenue ratio from the fourth quarter was entirely reflective of revenue growth, as costs were unchanged. The Group remains committed to improving its efficiency ratio through revenue generation and cost containment measures.

     Net income from U.S. operations represented 32 per cent of Group net income, compared with 52 per cent a year ago and 60 per cent in the fourth quarter. Narrowing net interest margins, the negative effects of economic and political uncertainty on client transaction volumes and the strengthening of the Canadian dollar have contributed to a reduction in U.S. sourced net income. Percentages have also been affected by improved performance from Canadian operations. Our U.S. investment banking operations are primarily directed at mid-market corporations having revenues that range from US$50 million to US$750 million. Currently, the revenue from our mid-market portfolio represents 18 per cent of total Group revenue and 38 per cent of our U.S. revenue. Often such activities form part of personal and commercial banking businesses in our North American peer group.

Business Developments and Achievements

The Group’s objectives and outlook for fiscal 2003 and the environment in which it operates are outlined on page 44 of BMO’s 2002 Annual Report. Notable business developments and achievements in the first quarter in support of the Group’s 2003 objectives are listed below.

•	During the quarter, BMO Nesbitt Burns participated in 74 Canadian corporate debt and equity transactions raising $10.5 billion. The firm was ranked first during the quarter by both number of deals and dollar value in announced Canadian mergers and acquisitions, advising on 12 transactions valued at US$2.1 billion. BMO Nesbitt Burns also ranked first by total dollars in Canadian equity block trading for the quarter. U.S. securitization grew its portfolio outstandings to its highest draw ever at nearly US$6 billion at the end of January.

•	Chicago-based Harris Nesbitt continued to focus on building highly profitable, multi-product lead banking relationships in key mid-market/mid-western U.S. sectors and national specialty sectors. In December 2002, Del Monte Corporation, a customer of the Harris Nesbitt Food Group, completed the acquisition of certain businesses from H.J. Heinz Company in exchange for stock. Harris Trust and Savings Bank was named Documentation Agent on US$1.245 billion of Senior Secured Credit Facilities arranged in connection with the acquisition. Also, BMO Nesbitt Burns acted as a co-manager on the company’s $450 million Senior Subordinated Note offering.

•	In January, the Merchant Banking group launched BMO Equity Partners Fund LP, a $225 million fund that will provide equity or mezzanine capital to North American mid-market companies.

•	BMO Nesbitt Burns’ U.S. Energy group closed 14 corporate finance transactions during the quarter and completed five M&A transactions, including a US$138 million sale of Canadian oil and gas properties for Abraxas Petroleum, and acting as a financial advisor to LeNorman Energy on its US$68 million sale to Patina Oil and Gas.

10    BMO FINANCIAL GROUP FIRST QUARTER REPORT 2003

CORPORATE SUPPORT, INCLUDING TECHNOLOGY AND SOLUTIONS

Reported ($ millions, except as noted)	Q1-2003	Increase/(Decrease) vs. Q1-2002		Increase/(Decrease) vs. Q4-2002

Revenues (teb)	(21)	(15)	(+100)%	(64)	(+100)%
Provision for credit losses	14	(36)	(70)%	(19)	(55)%
Non-interest expense	32	1	3%	(27)	(47)%

Income before taxes and non-controlling interest in subsidiaries	(67)	20	23%	(18)	(33)%
Income taxes (teb)	(37)	28	43%	53	60%
Non-controlling interest in subsidiaries	15	(1)	–	–	–

Net income	(45)	(7)	(21)%	(71)	(+100)%

Corporate Support

Corporate Support includes the corporate units that provide expertise and governance support for BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, human resources and learning. It also includes revenues and expenses associated with certain securitization activities, the hedging of foreign source revenues and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.

Results Overview

Technology and Solutions’ operating results are included with Corporate Support for reporting purposes. Costs of its services are transferred to the client groups (P&C, PCG and IBG) and only relatively minor variance amounts are retained within Technology and Solutions, and thus, within the results of Corporate Support. Overall, results are largely reflective of Corporate Support activities.

     The net loss of $45 million was $7 million higher than a year ago. The deterioration was primarily due to higher tax charges allocated to corporate support in the most recent quarter, partially offset by a lower provision for credit losses.

     Results deteriorated by $71 million from the fourth quarter of last year, in part due to income tax benefits recognized that quarter. Revenue declined due to lower investment balances and lower other revenues. Non-interest expenses declined due primarily to the alignment of the timing of costs and related recoveries from the operating groups within the two quarters and due to lower operating costs, including relatively lower severance.

     Corporate Support is charged with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and required periodic provisions charged to the consolidated organization under GAAP.

Technology and Solutions

Technology and Solutions (T&S) provides information technology planning, strategy and development services, together with transaction processing, sourcing and real estate services for BMO Financial Group.

     Notable business developments and achievements in the first quarter of 2003 supported by T&S, which focuses on improving profitability by applying the most efficient, effective and economical technology and processes to generate ongoing savings and increased revenues for BMO, are listed below.

•	We have completed the national rollout of Pathway Connect, our state-of-the-art Windows 2000 sales and service technology platform, to all branch, direct banking and support service units. The platform provides branch and direct banking centre employees with electronic tools that help deepen relationships with clients and improve client service.

•	We implemented a new web-based Directline for Business Canada service in early December to deliver cash management services to provide simple, streamlined business banking to Corporate, Commercial and Small Business clients.

•	Numerous system upgrades were implemented to enable Small Business Banking lenders to enter information into the system at source and launch an enhanced risk rating process that automatically assigns the appropriate risk rating for Small Business Banking clients.

BMO FINANCIAL GROUP FIRST QUARTER REPORT 2003    11

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

	For the three months ended

(Unaudited) (Canadian $ in millions except per share amounts)	January 31, 2003	October 31, 2002	July 31, 2002	April 30, 2002	January 31, 2002

Interest, Dividend and Fee Income
Loans	$1,779	$1,802	$1,718	$1,646	$1,851
Securities	394	374	386	399	457
Deposits with banks	96	106	123	125	148

	2,269	2,282	2,227	2,170	2,456

Interest Expense
Deposits	755	809	768	708	849
Subordinated debt	65	67	71	76	80
Other liabilities	217	200	197	215	266

	1,037	1,076	1,036	999	1,195

Net Interest Income	1,232	1,206	1,191	1,171	1,261
Provision for credit losses	150	160	160	320	180

Net Interest Income After Provision for Credit Losses	1,082	1,046	1,031	851	1,081

Non-Interest Revenue
Securities commissions and fees	212	196	209	225	183
Deposit and payment service charges	185	191	188	178	175
Trading revenues	60	65	70	28	46
Lending fees	76	79	75	77	75
Card fees	59	61	71	64	64
Investment management and custodial fees	79	75	82	76	81
Mutual fund revenues	80	79	79	80	71
Securitization revenues	74	71	76	124	58
Underwriting and advisory fees	69	71	60	67	30
Investment securities gains (losses)	(16)	10	(116)	(50)	10
Foreign exchange, other than trading	33	42	40	35	34
Insurance income	33	31	24	24	26
Other revenues	103	88	68	94	64

	1,047	1,059	926	1,022	917

Net Interest Income and Non-Interest Revenue	2,129	2,105	1,957	1,873	1,998

Non-Interest Expense
Employee compensation	922	878	827	848	850
Premises and equipment	327	377	318	294	291
Communications	43	36	41	48	48
Other expenses	251	284	274	271	258

	1,543	1,575	1,460	1,461	1,447
Amortization of intangible assets	30	29	28	15	15

Total Non-Interest Expense	1,573	1,604	1,488	1,476	1,462

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	556	501	469	397	536
Income taxes	141	86	109	81	148

	415	415	360	316	388
Non-controlling interest in subsidiaries	16	17	14	15	16

Net Income	$399	$398	$346	$301	$372

Preferred dividends	$21	$21	$21	$20	$17
Net income available to common shareholders	$378	$377	$325	$281	$355
Average common shares outstanding (in thousands)	493,702	492,097	491,283	490,369	489,499

Earnings Per Share
Basic	$0.77	$0.77	$0.66	$0.57	$0.73
Diluted	0.75	0.75	0.65	0.57	0.71
Dividends Declared Per Common Share	0.33	0.30	0.30	0.30	0.30

The accompanying notes to consolidated financial statements are an integral part of this statement.

12    BMO FINANCIAL GROUP FIRST QUARTER REPORT 2003

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)			As at

	January 31, 2003	October 31, 2002	July 31, 2002	April 30, 2002	January 31, 2002

Assets
Cash Resources	$14,820	$19,305	$16,551	$17,977	$18,876

Securities
Investment	18,703	21,271	19,019	20,275	22,257
Trading	31,055	22,427	24,908	24,191	19,240
Loan substitutes	17	17	6	6	6

	49,775	43,715	43,933	44,472	41,503

Loans
Residential mortgages	47,957	47,569	46,638	44,795	43,500
Consumer instalment and other personal	21,287	21,168	20,698	20,197	19,463
Credit cards	2,455	2,280	1,635	1,506	1,528
Businesses and governments	57,713	57,963	56,642	57,175	58,034
Securities purchased under resale agreements	15,033	15,664	14,910	16,571	15,565

	144,445	144,644	140,523	140,244	138,090
Customers’ liability under acceptances	6,272	6,901	7,120	7,647	7,488
Allowance for credit losses (Note 3)	(1,947)	(1,949)	(1,880)	(2,095)	(2,023)

	148,770	149,596	145,763	145,796	143,555

Other Assets
Derivative-related amounts	24,575	22,108	21,915	17,660	21,740
Premises and equipment	2,135	2,159	2,092	2,090	2,094
Other	14,531	15,981	19,859	12,013	11,672

	41,241	40,248	43,866	31,763	35,506

Total Assets	$254,606	$252,864	$250,113	$240,008	$239,440

Liabilities and Shareholders’ Equity
Deposits
Banks	$17,850	$15,273	$16,892	$17,787	$20,022
Businesses and governments	68,703	71,411	68,292	71,942	64,908
Individuals	76,102	75,154	74,016	70,630	69,828

	162,655	161,838	159,200	160,359	154,758

Other Liabilities
Derivative-related amounts	24,426	22,095	22,158	17,989	21,869
Acceptances	6,272	6,901	7,120	7,647	7,488
Securities sold but not yet purchased	8,393	7,654	7,720	7,837	7,775
Securities sold under repurchase agreements	25,769	24,796	20,521	20,281	20,121
Other	11,273	13,892	17,402	10,013	11,380

	76,133	75,338	74,921	63,767	68,633

Subordinated Debt	3,760	3,794	4,268	4,405	4,672

Shareholders’ Equity
Share capital (Note 5)	5,021	4,976	4,962	4,937	4,922
Retained earnings	7,037	6,918	6,762	6,540	6,455

	12,058	11,894	11,724	11,477	11,377

Total Liabilities and Shareholders’ Equity	$254,606	$252,864	$250,113	$240,008	$239,440

The accompanying notes to consolidated financial statements are an integral part of this statement.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO FINANCIAL GROUP FIRST QUARTER REPORT 2003    13

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flow

(Unaudited) (Canadian $ in millions)	For the three months ended

	January 31, 2003	January 31, 2002

Cash Flows From Operating Activities
Net income	$399	$372
Adjustments to determine net cash flows provided by (used in) operating activities
Provision for credit losses	150	180
Amortization of premises and equipment	97	102
Amortization of intangible assets	33	19
Gain on sale of securitized loans	(44)	(37)
Write-down of investment securities	34	30
Future income tax expense	20	196
Net (gain) on sale of investment securities	(18)	(40)
Change in accrued interest
Decrease in interest receivable	42	89
(Decrease) in interest payable	(71)	(168)
Net (increase) decrease in derivative-related assets	(2,467)	1,575
Net increase (decrease) in derivative-related liabilities	2,331	(1,777)
Net (increase) in trading securities	(8,628)	(3,040)
Net increase (decrease) in current income taxes	108	(212)
Changes in other items and accruals, net	(1,835)	(814)

Net Cash Used in Operating Activities	(9,849)	(3,525)

Cash Flows from Financing Activities
Net increase in deposits	817	468
Net increase in securities sold but not yet purchased	739	1,166
Net increase in securities sold under repurchase agreements	973	2,641
Net increase (decrease) in liabilities of subsidiaries	148	(102)
Proceeds from issuance of preferred shares	–	478
Proceeds from issuance of common shares	53	20
Share issue expense, net of applicable income tax	–	(6)
Dividends paid	(184)	(164)

Net Cash Provided by Financing Activities	2,546	4,501

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	3,209	(1,810)
Purchase of investment securities	(6,739)	(8,826)
Maturities of investment securities	6,746	5,680
Proceeds from sales of investment securities	2,215	2,349
Net decrease in loans, customers’ liability under acceptances and loan substitute securities	89	1,497
Proceeds from securitization of assets	–	181
Net (increase) decrease in securities purchased under resale agreements	631	(611)
Premises and equipment — net purchases	(66)	(26)
Acquisition (Note 4)	(58)	–

Net Cash Provided by (Used in) Investing Activities	6,027	(1,566)

Net Decrease in Cash and Cash Equivalents	(1,276)	(590)
Cash and Cash Equivalents at Beginning of Period	3,701	3,459

Cash and Cash Equivalents at End of Period	$2,425	$2,869

The accompanying notes to consolidated financial statements are an integral part of this statement.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

14    BMO FINANCIAL GROUP FIRST QUARTER REPORT 2003

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended

	January 31, 2003	January 31, 2002

Preferred Shares
Balance at beginning of period	$1,517	$1,050
Issued during the period	–	478
Translation adjustment on shares issued in a foreign currency	(11)	(2)

Balance at End of Period	1,506	1,526

Common Shares
Balance at beginning of period	3,459	3,375
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plans	11	11
Issued under the Stock Option Plans	42	9
Issued on the exchange of shares of subsidiary corporations	3	1

Balance at End of Period	3,515	3,396

Retained Earnings
Balance at beginning of period	6,918	6,257
Net income	399	372
Dividends — Preferred shares	(21)	(17)
— Common shares	(163)	(147)
Unrealized loss on translation of net investments in foreign operations, net of hedging gain of $267 ($12 in 2002) and applicable income tax expense of $97 ($4 in 2002)	(96)	(4)
Share issue expense, net of applicable income tax	–	(6)

Balance at End of Period	7,037	6,455

Total Shareholders’ Equity	$12,058	$11,377

The accompanying notes to consolidated financial statements are an integral part of this statement

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended January 31, 2003 (Unaudited) (Canadian $ in millions except as noted)

NOTE 1  Basis of Presentation

These consolidated financial statements should be read in conjunction with our consolidated financial statements for the year ended October 31, 2002 as set out on pages 67 to 93 of our 2002 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles including the accounting requirements of our regulator, the Superintendent of Financial Institutions Canada, using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2002, except as described in note 2.

NOTE 2  Changes in Accounting Policy

Stock Options

On November 1, 2002, we changed our accounting for stock options granted on or after that date. Under the new policy, we determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to During the three months ended January 31, 2003, we recorded compensation expense of less than $1 as a result of this change in accounting policy.

     We will not recognize any compensation expense for stock options granted in prior years. When these stock options are exercised, we include the amount of proceeds in shareholders’ equity.

     During the three months ended January 31, 2003, we issued a total of 2,171,900 stock options. The weighted-average fair value of these options was $7.83 per option and was determined using the Rolle-Geske Option Pricing Model, based on the following weighted-average assumptions:

For stock options granted during the three months ended January 31, 2003

Expected dividend yield	3.2%
Expected share price volatility	23.4%
Risk-free rate of return	4.8%
Expected period until exercise	7.1 years

BMO FINANCIAL GROUP FIRST QUARTER REPORT 2003    15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates the impact on our net income and on our earnings per share if we had recorded employee compensation expense in the current and prior periods based on the fair value of all of our outstanding stock options on their grant date:

For the three months ended	January 31, 2003		January 31, 2002

Stock option expense included in Employee Compensation expense	$–	[1]	$–
Net income, as reported	399		372
Additional expense that would have been recorded if we had expensed all outstanding stock options granted before November 1, 2002	11		11

Pro forma net income	388		361
Earnings per share
Basic, as reported	$0.77		$0.73
Basic, pro forma	$0.74		$0.70
Diluted, as reported	$0.75		$0.71
Diluted, pro forma	$0.73		$0.69

1 Amount is less than $1.

Further information on this new accounting policy is contained in note 16 to our consolidated financial statements for the year ended October 31, 2002 on pages 81 to 84 of our 2002 Annual Report.

Derivative Financial Instruments

On November 1, 2002, we adopted the Canadian Institute of Chartered Accountant’s new accounting requirements for derivatives under which all derivatives are marked to market unless they meet criteria for hedging. There is no impact on our results for the three months ended January 31, 2003 as our existing accounting policies comply with these new requirements.

     Further information on this new accounting policy is contained in note 23 to our consolidated financial statements for the year ended October 31, 2002 on pages 86 to 90 of our 2002 Annual Report.

NOTE 3 Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses in our loan portfolio.

     The following table sets out the continuity of our allowance for credit losses:

For the three months ended	January 31, 2003	January 31, 2002

Balance at beginning of period	$1,949	$1,949
Provision for credit losses	150	180
Recoveries	17	15
Write-offs	(152)	(120)
Other, including foreign exchange rate changes	(17)	(1)

Balance at end of period	$1,947	$2,023

NOTE 4 Acquisition

On November 1, 2002 we completed the acquisition of certain assets of myCFO Inc., a California-based provider of customized investment and wealth management services to high net worth individuals and families, for total cash consideration of $58. The results of myCFO Inc.’s operations have been included in our consolidated financial statements since that date. The acquisition of myCFO Inc. provides the Bank with entry into key markets in California, Colorado and Georgia. As part of this acquisition we acquired a customer relationship intangible asset, which will be amortized on a straight-line basis over eight years. Goodwill related to this acquisition is deductible for tax purposes. myCFO Inc. is part of our Private Client Group.

     The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition:

myCFO Inc.

Premises and equipment	$7
Other assets
Customer relationships	32
Goodwill	20
Other	6

58

Total assets	65

Liabilities	7

Purchase price	$58

The allocation of the purchase price is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

NOTE 5 Share Capital

Outstanding (a)	January 31, 2003

	Number	Principal Amount	Convertible into

Preferred Shares
Class B — Series 3	16,000,000	$400	common shares (b)
Class B — Series 4	8,000,000	200	common shares (b)
Class B — Series 5	8,000,000	200	–
Class B — Series 6	10,000,000	250	common shares (b)
Class B — Series 10	12,000,000	456	common shares (b)

		1,506
Common Shares	494,782,408	3,515	–

Total Outstanding Share Capital		$5,021

Stock options issued under Stock Option Plans		n/a	38,532,777 common shares

(a)	For additional information refer to note 15 to our consolidated financial statements for the year ended October 31, 2002 on pages 80 and 81 of our 2002 Annual Report.

(b)	The number of shares issuable on conversion is not determinable until the date of conversion. n/a — not applicable

16    BMO FINANCIAL GROUP FIRST QUARTER REPORT 2003

NOTE 6    United States Generally Accepted Accounting Principles

Reporting under United States generally accepted accounting principles (US GAAP) would have resulted in consolidated net income of $388, basic earnings per share of $0.74 and diluted earnings per share of $0.73 for the three months ended January 31, 2003 compared to $377, $0.74 and $0.72, respectively, for the three months ended January 31, 2002.

     During the three months ended October 31, 2002, we adopted a new US accounting standard relating to certain unidentifiable intangible assets associated with acquisitions of financial institutions. This new standard requires these unidentifiable intangible assets to be accounted for as goodwill effective November 1, 2001. We have restated our US GAAP consolidated net income from $373 to $377, our US GAAP basic earnings per share from $0.73 to $0.74, and our US GAAP diluted earnings per share from $0.71 to $0.72 for the three months ended January 31, 2002.

NOTE 7    Operating and Geographic Segmentation

Revenue, Net Income and Average Assets by Operating Group

	Personal and Commercial		Private		Investment		Corporate Support, including
	Client Group(a)		Client Group(b)		Banking Group(c)		Technology and Solutions(d)		Total Consolidated

	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,
For the three months ended	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Net Interest Income and Non-Interest Revenue(e)
Canada	$956	$889	$309	$291	$315	$290	$(36)	$(33)	$1,544	$1,437
United States	211	198	150	91	330	376	14	23	705	688
Other Countries	20	19	3	(1)	45	58	1	4	69	80

Total	$1,187	$1,106	$462	$381	$690	$724	$(21)	$(6)	$2,318	$2,205

Net Income
Canada	$188	$162	$45	$32	$100	$63	$(25)	$(38)	$308	$219
United States	22	14	(12)	3	60	96	(3)	(2)	67	111
Other Countries	15	14	1	(1)	25	27	(17)	2	24	42

Total	$225	$190	$34	$34	$185	$186	$(45)	$(38)	$399	$372

Average Assets ($ billions)
Canada	$90.9	$83.8	$1.6	$1.7	$72.8	$68.0	$(3.8)	$(5.1)	$161.5	$148.4
United States	16.3	13.9	4.1	3.2	53.1	53.8	8.5	10.8	82.0	81.7
Other Countries	0.3	0.2	0.1	0.1	15.8	16.2	(0.0)	0.3	16.2	16.8

Total	$107.5	$97.9	$5.8	$5.0	$141.7	$138.0	$4.7	$6.0	$259.7	$246.9

Goodwill	$448	$450	$915	$286	$58	$58	$3	$2	$1,424	$796

(a)	Personal and Commercial Client Group (P&C) provides a full range of products and services through financial service providers in its branches, as well as through direct banking channels such as bmo.com, harrisbank.com and a network of automated banking machines.

(b)	Private Client Group (PCG) offers its clients a broad array of wealth management products and services, including retail investment products, direct and full service investing, private banking and institutional asset management.

(c)	Investment Banking Group (IBG) combines all of the businesses serving corporate, institutional and government clients across a broad range of industry sectors. It offers clients complete financial solutions across the entire balance sheet, including treasury services, foreign exchange, trade finance, corporate lending, cash management, securitization, public and private debt and equity underwriting. IBG also offers financial advisory services in mergers and acquisitions and restructurings, while providing its investing clients with research, sales and trading services.

(d)	Corporate Support includes the corporate units that provide expertise and governance support for the Bank in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, human resources and learning. Technology and Solutions provides information technology planning, strategy and development services, together with transaction processing, sourcing and real estate services for the Bank. Technology and Solutions is also responsible for the creation, development and support of the Bank’s e-business services. Corporate Support, including Technology and Solutions, includes residual revenues and expenses representing the differences between actual amounts incurred and the amounts allocated to operating groups.

(e)	Reported on a taxable equivalent basis which represents an adjustment to interest income to gross up the tax-exempt income earned on common and preferred shares to an amount which, had it been taxable at the statutory rate, would result in the same after-tax net income as appears in the financial statements. This results in a better reflection of the pre-tax economic yield of these assets and facilitates uniform measurement and comparison of net interest income. The taxable equivalent adjustment previously had been applied to distressed preferred shares and certain other preferred shares. Effective for the quarter ending January 31, 2003, the taxable equivalent adjustment will be applied to tax free income on all preferred and common shares. The impact of this change is an increase in the Investment Banking Group’s net interest income and income tax of $14. The taxable equivalent adjustment for the Bank was $39 for the three months ended January 31, 2003, and $27 for the three months ended January 31, 2002.

During the three months ended January 31, 2003, certain enhancements have been reflected in funds transfer pricing related to Harris Bank businesses. Harris Bank has implemented a new instrument-level matched-maturity funds transfer pricing system. Concurrently, certain Harris Bank portfolios have been transferred from the operating groups to Corporate Support to facilitate asset-liability management. The new system and portfolio transfers shift structural interest rate risk from the business units to the Corporate Support unit. Refinements to the Bank’s funding and cost allocations have also been implemented. All of these enhancements have been applied retroactively and prior period results of the operating groups and Corporate Support, and geography on a segmented basis, have been restated accordingly. The impact of these changes on each operating group’s results for the three months ended January 31, 2002 was an increase (decrease) in net interest income and non-interest revenue and net income as follows: Personal and Commercial Client Group — $(25) and $(37); Private Client Group — $(6) and $(5); Investment Banking Group — $4 and $3; Corporate Support, including Technology and Solutions — $27 and $39, respectively. The impact on the three months ended January 31, 2003 is not determinable.

Basis of presentation of results of operating groups:

Expenses are matched against the revenues to which they relate. Indirect expenses, such as overhead expenses and any revenue that may be associated thereto, are allocated to the operating groups using appropriate allocation formulas applied on a consistent basis. For each currency, the net income effect of funds transferred from any group with a surplus to any group with a shortfall is at market rates for the currency and appropriate term.

Provisions for credit losses (PCL) allocated to the banking groups are based on expected losses over an economic cycle. Differences between expected loss provisions and required provisions under generally accepted accounting principles (GAAP) are allocated to the Corporate Support Group.

Segmentation by geographic region is based upon the geographic location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the three months ended January 31, 2003, during which consolidated PCL is based upon the country of ultimate risk.

Prior periods are restated to give effect to the current period’s organization structure and presentation changes.

BMO FINANCIAL GROUP FIRST QUARTER REPORT 2003    17

The Annual Meeting of Shareholders was held on February 25, 2003 in Ottawa, Ontario. At the meeting, the following fifteen individuals were re-elected directors of the Bank: Stephen Bachand, David Beatty, Robert Chevrier, Tony Comper, David Galloway, Eva Lee Kwok, Blair MacAulay, Frank McKenna, Bruce Mitchell, Philip Orsino, Robert Prichard, Jeremy Reitman, Joseph Rotman, Guylaine Saucier and Nancy Southern.

     Shareholders appointed KPMG LLP and PricewaterhouseCoopers LLP as auditors of the Bank and approved an amendment to the Stock Option Plan increasing the number of Common Shares reserved for issuance under the plan from 54,200,000 to 59,200,000. The Proxy Circular forwarded to shareholders in January 2003 included details on eight shareholder proposals submitted for consideration at the meeting. None of the eight proposals were approved by the shareholders.

     Karen Maidment, Executive Vice-President and Chief Financial Officer, reviewed BMO Financial Group’s fiscal 2002 performance and 2003 first quarter results and highlighted BMO’s ongoing commitment to financial leadership.

     In keynote remarks setting out his vision for the future of BMO Financial Group, Chairman and Chief Executive Officer Tony Comper highlighted BMO’s advantaged position as the leading Canadian-headquartered bank operating in the North American economic space today. Citing strong relative performance in 2002 and solid results in the first quarter of 2003, he also reaffirmed the leadership team’s implementation of BMO’s Canada-U.S. growth strategy.

     Shareholders wishing to receive the minutes of the meeting may contact Shareholder Services, Corporate Secretary’s Department, at the address shown below.

Shareholder Dividend Reinvestment and Share Purchase Plan
Average market price

November 2002	$40.47
December 2002	$41.59
January 2003	$41.10

For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact
Computershare Trust Company of Canada
1500 University Street, Suite 700
Montreal, Quebec H3A 3S8
Telephone: 1 800 332-0095 (Canada and United States)
Telephone: (514) 982-7800 (all other countries)
Fax: (514) 982-7664
E-mail: caregistryinfo@computershare.com

For other shareholder information, please contact
Shareholder Services
Corporate Secretary’s Department
One First Canadian Place, 21st Floor
Toronto, Ontario M5X 1A1
Telephone: (416) 867-6785
Fax: (416) 867-6793
E-mail: corp.secretary@bmo.com

For further information on this report, please contact
Investor Relations Department
P.O. Box 1
One First Canadian Place, 18th Floor
Toronto, Ontario M5X 1A1

To review financial results online, please visit our web site at www.bmo.com